October 18, 2018

Yu Huang
Chief Executive Officer
China Index Holdings Limited
Tower A, No. 20 Guogongzhuang Middle Street
Fengtai District
Beijing 100070, People's Republic of China

       Re: China Index Holdings Limited
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted October 4, 2018
           CIK No. 0001749797

Dear Ms. Huang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement

Use of Proceeds, page 77

1. You state in the sixth paragraph that "[you] are currently able to fund [your] operations in
       China by (1) contributing the subscribed registered capital of up to US$500,000 in WFOE, and (2) providing shareholder loans to WFOE of an amount up to the difference between its total investment amount and registered capital." With respect to the second clause, please quantify the amount of shareholder loans that you are currently able to fund.
 Yu Huang
FirstName LastNameYu Huang
China Index Holdings Limited
Comapany NameChina Index Holdings Limited
October 18, 2018
Page 2
October 18, 2018 Page 2
FirstName LastName
2. We note your disclosure in the seventh paragraph regarding the various approaches to make capital contributions or provide loans to WFOE or new foreign-invested enterprises. Please discuss the anticipated time frame for receipt of and the likelihood you will obtain the necessary approvals with respect to the net proceeds of this offering in comparison to the amounts that you may contribute or loan at this time.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating Activities, page 124

3. Please revise to discuss the factors contributing to the significant increase in accounts receivable and days sales outstanding for the six months ended June 30, 2018.
Recent Accounting Pronouncements, page 127

4. We note your revised disclosure in response to prior comment 12. Now that you have updated the financial statements included in the filing to cover the period of adoption, please indicate that results for reporting periods beginning after January 1, 2018 are presented under the new revenue recognition.
Description of American Depository Shares, page 176

5. Please provide us with a copy of the deposit agreement. In this regard, we note your disclosure of the exclusive forum and mandatory arbitration provisions. Please note that we may have additional comments upon review of the agreement and the aforementioned provisions.
6. In this regard, you state in the second to last paragraph on page 187 that the depositary may require disputes to be arbitrated under the rules of either the American Arbitration
         Association or UNCITRAL. Please tell us and disclose the impact of this provision on holders of your ADSs for claims under the federal securities laws. Similarly revise the first full risk factor on page 72.
 Yu Huang
China Index Holdings Limited
October 18, 2018
Page 3

       You may contact Melissa Walsh, Staff Accountant, at 202-551-3224 or
Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field,
Attorney-Advisor, at 202-551-3680 or Nolan McWilliams, Attorney-Advisor, at 202-551-3217
with any other questions.



                                                       Sincerely,
FirstName LastNameYu Huang
                                                       Division of Corporation
Finance
Comapany NameChina Index Holdings Limited
                                                       Office of Information
Technologies
October 18, 2018 Page 3                                and Services
FirstName LastName